Exhibit 99.2

Quhuo Reports Financial Results for the Second Half and Full Year 2024: Solidifying Core Business, Driving Diversified Growth Through Innovation

BEIJING, Apr. 29, 2025 /PRNewswire/ -- Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading gig economy platform focusing on local life services in China, today reported its unaudited financial results for the six months and audited financial results for full year ended December 31, 2024.

2024 marked a year of strategic transformation for Quhuo. Despite market challenges, the Company strengthened its core businesses and achieved steady gross profit margin growth in certain business lines through enhanced cost efficiencies. Quhuo also pursued innovation by forming strategic partnerships domestically and internationally, expanding its business reach. The Company further deepened its corporate social responsibility by creating employment opportunities, offering insurance and training programs, and balancing commercial success with social value.

Core Business Focus: Streamlining for Quality Growth

In 2024, Quhuo achieved total revenue of RMB 3,046.9 million and an adjusted EBITDA of RMB 9.07 million. The Company demonstrated strong performance, recording positive EBITDA for three consecutive fiscal years. Cost control efforts resulted in a 19.4% year-on-year reduction in general and administrative expenses, reflecting the Company’s continuous efforts to improve operational efficiency. Research and development expenses dropped by 13.7%, leveraging AI to reduce costs and improve efficiency, driving development while optimizing labor input. These initiatives have allocated more resources to high-potential businesses, enhancing overall profitability.

In the second half of 2024, a sharpened focus on core businesses drove significant profit gains. Gross profit margin from shared-bike maintenance and ride-hailing services increased by 15.7% and 216.9%, respectively. In vehicle export solutions, AI-powered inspections improved individual productivity, raising the gross profit margin from 1.8% to 6.2% and pushing gross profit up by 11.5% year-over-year. By restructuring operations through a proprietary booking platform, housekeeping and accommodation solutions and other services boosted full-year gross profit margin from 26.4% to 36.4%, further strengthening the foundation of overall profitability.

Global Expansion: Building New Growth Engines

Since launching its vehicle export solutions in May 2023, Quhuo International has rapidly become a key growth engine for the Company. By the end of 2024, Quhuo International had shipped over 3,500 vehicles to overseas markets and launched Carnuxt, a recognized used vehicle certification brand and service system across the Middle East, Eastern Europe, and Western Asia.

In 2024, Quhuo International leveraged its expertise in local life services to develop a “technology + resources” solution for international markets – a model that has demonstrated promising success in Azerbaijan. In September 2024, Quhuo partnered with local electric vehicle dealer Volt Auto and mobility platform Bolt to launch a joint ride-hailing operations center. Through this collaboration, Quhuo International provided cost-effective Chinese electronic vehicles, supported by its mature technology platform and operational expertise, helping enhance local ride-hailing services.

Through its SaaS platform, Quhuo enabled its partner to optimize routes, monitor vehicles, and analyze operational data, enhancing both efficiency and service quality. On the ground, Quhuo’s team provided targeted training in key areas, such as driver matching and dispatch, enhancing the operational and systematic management capabilities of local ride-hailing services.

This model enables local dealers to swiftly integrate vehicles with ride-hailing platforms, ensuring a smooth transition from sales to active deployment and accelerating vehicle turnover. The success of this approach is demonstrated by repeat orders from the partner, providing strong market validation for Quhuo’s solutions.

Looking ahead, Quhuo plans to scale this model to additional international markets, combining technology and management to drive further growth. By building a collaborative global ecosystem for vehicle exports, Quhuo aims to enhance supply chain efficiency and deliver sustainable mobility solutions, solidifying its strategic position in global operations.

Business Model Innovation: From Fulfillment to Supply Chain Empowerment

In 2024, Quhuo took an innovative approach to maximize the value of its resources network by forming a strategic partnership with NIU World, a large-scale food group in China. Leveraging its well-established on-demand food delivery network, Quhuo now provides distribution services for NIU World’s beef products, repurposing its delivery infrastructure for higher-value use and marking a shift from fulfillment service provider to supply chain enabler.

The partnership operates on an "on-demand production and real-time fulfillment" model. Once an order is placed and paid, NIU World immediately prepares the beef, cutting, packing, and cold-processing it on demand, while Quhuo delivers the orders to end customers through its on-demand delivery network.

This model significantly reduces intermediaries, alleviates inventory pressure, ensures product freshness, and improves overall supply chain efficiency. Powered by Quhuo’s proprietary Quhuo+ platform, delivery routes are optimized for accuracy, ensuring efficient alignment between capacity and demand, enabling fresh beef to reach customers just hours after slaughter.

Following a successful pilot, the model is expected to drive revenue growth in 2025, paving a new path for expansion in Quhuo’s food delivery business. Future plans include expanding this model to other highly perishable food segments, aiming to build a flexible and efficient supply chain service for the catering industry.

Integrated Value: Aligning Growth with Social Responsibility

Alongside strong business growth, Quhuo remains committed to its corporate social responsibilities. By 2024, the Company had created flexible job opportunities for over 830,000 workers, including delivery riders and cleaners, while also providing commercial insurance and vocational training.

Quhuo’s business innovations also help address pressing social issues. Its EV exports reduce tens of thousands of tons carbon emissions annually, while its direct fresh beef supply model helps reduce food waste and promote sustainable consumption. Quhuo remains committed to leveraging business innovation to address social challenges and to set a benchmark for socially responsible enterprises.

Leslie Yu, Founder, Chairman, and CEO of Quhuo, said: “In 2024, we focused on stabilizing our cash-generating businesses while scaling innovative ventures, achieving steady operations and notable improvements in key business lines. Looking ahead, we will continue to optimize resource allocation, strengthen collaborative partnership, and enhance ecosystem resilience to deliver long-term, sustainable value to shareholders and contribute meaningfully to society.”

About Quhuo Limited

Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”) is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo's business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) establish in its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationships with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares in relation to competitors in existing markets and its success in expansion into new markets. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

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Quhuo Limited

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